iMETRIK M2M SOLUTIONS INC.
740 Notre-Dame Street W, Suite 1555
Montreal, Quebec, Canada   H3C 3X6
(514) 904-2333

May 10, 2012

Jennifer Gowetski
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
Registration No. 333-179551

Dear Ms. Gowetski,

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, iMetrik M2M Solutions Inc. (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Thursday, May 17, 2012, at 1:00 pm, EDT, or as soon thereafter as practicable.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

*
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
Registration No. 333-179551
May 10, 2012
Page 2

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

iMETRIK M2M SOLUTIONS INC.
(the “Registrant”)

BY:	MICHEL ST-PIERRE
Michel St-Pierre
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Secretary, Treasurer and sole member of the Board of Directors cc: Conrad C. Lysiak